September 15, 2005

Via U.S. Mail and facsimile at (212) 688-1158

Marc Weitzen , Esq.
Icahn Associates
767 5th Avenue, Suite 4700
New York, New York 10153

Re:	Time Warner, Inc. (the "Company")
	Schedule 14A filed September 12, 2005
      Filed by Icahn Partners et al.
	File No. 001-15062

Dear Mr. Weitzen:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone number listed at the end of this letter.

Schedule 14A filed pursuant to Rule 14a-12

1. The filing makes numerous references to a future proxy solicitation, "WHEN AND IF COMPLETED" and, in the process, implies that the filing non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of
Section 14(a) and Regulation 14A to future communications; or
(iii) refrain from your public solicitation activities of Time Warner, Inc. security holders.

2. We note Icahn Partners LP and Icahn Partners Master Fund LP have been identified as persons filing the Schedule 14A. Please advise us why Carl Icahn has not been identified on this list of persons responsible for the filing or as a participant in this communication.

3. As you are aware, Rule 14a-12(a)(1)(i) requires the identification of participants making the solicitation. Advise us why Exhibit 1 contains a description of persons that are only viewed as "POTENTIAL PARTICIPANTS." Instruction 3 to Item 4 of Schedule 14A defines the term "participant", and does note permit the inclusion of qualifying language when identifying the participants or describing their interests. In any future filings that are made in connection with this solicitation, please confirm that the filing persons will not include language that could be interpreted as a disclaimer.

4. Advise us whether or not the Icahn Parties, FMA, the Jana Parties, the SAC Parties and certain of their affiliates are members of a group within the meaning of Rule 13d-5(b). The disclosure indicates the referenced parties may only be "deemed to be" members of a group. When preparing your response, please describe the nature of any agreement that may exist.

5. Please provide us with a brief legal analysis in support of the assertion that, "The Icahn Group disclaims any obligation to update the information contained herein."

      Please furnish a cover letter with your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

 	In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

* the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

      Please direct any questions to me at (202) 551-3266.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions